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November 8, 2012

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Mr. Todd K. Schiffman
Assistant Director

Re:	WashingtonFirst Bankshares, Inc.
Amendment No. 2 to the Registration Statement on Form S-4
Filed November 5, 2012
File Number 333-183255

Ladies and Gentlemen:

On behalf of WashingtonFirst Bankshares, Inc. (the “Company”), set forth below are the responses of the Company to the comments of the staff with respect to the above captioned Amendment No. 2 to the Registration Statement contained in a letter from Todd K. Schiffman to Shaza L. Andersen of the Company, dated November 7, 2012. The Company is filing today Amendment No. 3 to the Registration Statement, including the responses described herein. For your convenience, we will hand deliver to the staff four copies of this letter and Amendment No. 3 to the Registration Statement marked to show all changes made to the Registration Statement as previously filed.

For the staff’s convenience, we have repeated in bold type the comments and requests for additional information exactly as set forth in the November 7 comment letter. The Company’s response to each comment or request is set forth immediately below the text of the applicable comment or request. Unless otherwise indicated, capitalized terms have the same meaning as set forth in the Registration Statement. The Company has endeavored to respond fully to each of the staff’s comments. Page references in the Company’s responses refer to the applicable pages in the Amendment.

Securities and Exchange Commission

November 8, 2012

General

1.	As we discussed, please provide a “Recent Developments” section. Alternatively, please represent in your response letter the following information:

•	whether financial statements for the third quarter for either company are available; and
•	whether the respective Board or executive officers are aware of any material changes in the financial condition or results of operations of either company.

Response: Please refer to the sections captioned “Recent Developments About WashingtonFirst” and “Recent Developments About Alliance” commencing on page 32, which has been added in response to the requested disclosure.

2.	We note your disclosure that the dilutive effect of the merger on your earnings per share which would lower E.P.S. to from $0.67 to $0.57. Please revise the pro forma information on pages 29-30, 92, 95, and 103 and any other ancillary portions of the document that have been impacted to reflect not just the dilutive effects of the merger, but also the dilutive effects of the related required capital raising transactions which would lower E.P.S. to from $0.67 to less than $0.40. For example, this would include the preface to your pro forma financials on page 92. Please revise the pro forma income statement accordingly.

Response: Please see the pro forma information on pages 30-31, 99, and 107, which has been revised to reflect the dilutive effects of both the merger and the related capital raising transactions. Additionally, please refer to the preface to the pro forma financial statements commencing on page 96, which has been revised to provide additional disclosure regarding the dilutive effects of both the merger and related capital raising transactions on earnings per share. Please also see page 103, which includes a new tabular presentation showing the details of the pro forma basic and diluted shares outstanding as of June 30, 2012 and December 31, 2011.

Securities and Exchange Commission

November 8, 2012

Cover Page

3.	Please revise the sixth paragraph to disclose that the FDIC has not yet approved the merger and as a condition for approval may impose additional requirements on you including raising more capital. Please revise the eighth paragraph to disclose that you are an Emerging Growth Company as defined by Section 101(a)(19)(C) of the Jumpstart Our Business Startups Act.

Response: Please see the last sentence on the sixth paragraph of the cover page of the joint proxy statement/prospectus, which contains the requested disclosure regarding the FDIC. Also please see the second sentence of the eighth paragraph of the cover page of the joint proxy statement/prospectus, which contains the requested disclosure regarding the JOBS Act.

4.	We note your response to comment 7. Please delete or revise your claim in the second sentence of the first paragraph and elsewhere that “the combined company will be able to create substantially more shareholder value…” Please take into account the following:

•	your earnings per share immediately after the merger will drop from $0.67 to less than $0.40;
•	your cost savings from the merger will only be $1.4 million; and
•	Alliance has already reduced personal expenses such that you do not anticipate further cost savings.

Response: As discussed with the staff, the second sentence of the first paragraph of the cover page of the joint proxy statement/prospectus has been revised to indicate this increase in shareholder value is expected over the long term. The claim does not appear elsewhere in the document.

Securities and Exchange Commission

November 8, 2012

The Merger, page 15

5.	We note your response to comments 2 and 6. Please clarify whether the Federal Reserve Bank has required you to raise the $23.3 million in additional capital as a condition to their approving the merger and terminating the MOU. We note your statement in the first paragraph on page 15 that Alliance would need $7.5 to $10 million in new capital to comply with capital requirements. Explain why you are being required to raise substantially more than that range. State that the FDIC has not approved the merger and update the status of any further requirements by the FDIC for you to raise additional capital as a condition of their approval of the transaction.

Response: Please see the additional disclosures added to the carryover paragraph on page 15 and the new paragraph on page 15, which contain the requested disclosures.

We appreciate the courtesy of the staff in discussing certain of our proposed responses prior to filing. If the staff has additional questions, please contact me at (713) 221-1301.

Very truly yours,

Bracewell & Giuliani LLP

/s/ John R. Brantley

John R. Brantley